6 February 2012

Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

Re:	HSBC Holdings plc Form 20-F for Fiscal Year Ended December 31, 2010 Filed March 8, 2011 Form 6-K Filed August 5, 2011 File No. 001-14930

Dear Ms Hayes,

In our letter dated 23 January 2012, we made a commitment to provide you with our proposed disclosure for ‘Risk factors’.  Please find attached, in Appendix 1, the disclosure we propose to include in our 2011 Form 20-F.  In Appendix 2, we have attached our proposed disclosure for ‘Regulation and supervision’ because we believe the discussion included on future regulatory proposals will be useful to your understanding of how we have addressed the comments in your letter dated 9 January 2012.

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refers to HSBC Holdings together with its subsidiaries.  Reference to page numbers has been intentionally left blank.

In connection with the responses provided above, HSBC Holdings plc hereby acknowledges that:

•	HSBC Holdings plc is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referred to above; and

•	HSBC Holdings plc may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

/s/ Iain J Mackay

         Risk factors
(Unaudited)

Our businesses are exposed to a variety of risks that could adversely affect our results of operations or financial condition including, among others, those described below.

Macroeconomic and geopolitical risk

Current economic and market conditions may adversely affect our results

Our earnings are affected by global and local economic and market conditions. Following the global financial crisis in 2007, a difficult economic climate remains with continued pressures on household and corporate finances. The peripheral eurozone economies, such as Portugal, Ireland, Italy, Greece and Spain, came under increasing pressure in 2011, the dominant concern being over the high levels of their sovereign debt. The large budget deficit and growing government indebtedness of the US and the recent downgrade of its sovereign debt by a major ratings agency are generating concerns regarding the financial position and economic prospects of the US, the global economy and the financial services sector. In addition, mainland China experienced a slowdown in economic growth in 2011 and faces uncertainty over future growth.

With unemployment remaining high and consumer confidence weak in developed markets, and amid signs of inflationary pressures in emerging markets, economic conditions are fragile and volatile and markets are weak. These adverse economic conditions continue to create a challenging operating environment for financial services companies such as HSBC. In particular, we may face the following challenges to our operations and operating model in connection with these factors:

•	the demand for borrowing from creditworthy customers may diminish if economic activity slows or remains subdued;
•	the heightened risk of overheating economies in emerging markets in recent years is giving rise to concerns that asset and credit bubbles may be created, leading to volatility and losses;
•	European banks may come under stress as a result of the sovereign debt crisis in the eurozone;
•	trade and capital flows may contract as a result of protectionist measures being introduced in certain markets or on the emergence of geopolitical risks;
•	a prolonged period of modest interest rates will constrain, for example, through margin compression and low returns on assets, the interest income we earn from investing our excess deposits;
•
our ability to borrow from other financial institutions or to engage in funding transactions may be adversely affected by market disruption, for example, in the event of contagion from stress in the eurozone sovereign and financial sectors; and

•
market developments may depress consumer and business confidence. If growth in the UK or the US remains subdued, for example, asset prices and payment patterns may be adversely affected, leading to increases in delinquencies, default rates, write-offs and loan impairment charges beyond our expectations.

We have exposure to the ongoing economic crisis in the eurozone

The sovereign debt crisis that erupted in 2010 extended through 2011. Concern regarding the financial position of several economies which spread from those of peripheral eurozone countries such as Portugal, Ireland, Italy, Greece and Spain to include certain core eurozone countries, became increasingly widespread and severe. These negative trends caused considerable turbulence on the global financial markets.

The risk of contagion throughout and beyond the eurozone remains noteworthy. A significant number of financial institutions throughout Europe, including in core eurozone countries, have substantial exposure to sovereign debt issued by states which have come under considerable financial pressure, such as Greece. Should any of those nations default on their debt or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilised, intensifying the economic crisis. Although our direct exposure to peripheral eurozone economies is limited, we have substantial exposure to financial institutions and central banks in core European countries which may be affected by the ongoing crisis. For a further description of our exposures to selected eurozone countries, eurozone banks and other financial institutions and corporates see ‘Areas of special interest’ on pages [  ] to [  ].

While the authorities throughout Europe continue to work on agreeing a political solution which will encompass economic plans designed to address the fiscal instability of the eurozone, the ongoing economic crisis has increased the risk of its break-up. This would have a dramatic impact on the whole financial sector, creating new challenges in sovereign and corporate lending and resulting in significant disruptions to financial activities at both the wholesale and retail levels.

We are subject to political and economic risks in the countries in which we operate

We operate through an international network of subsidiaries and affiliates in [86] countries and territories around the world. Our results are, therefore, subject to the risk of loss from unfavourable political developments, currency fluctuations, social instability and changes in government policies on such matters as expropriation, authorisations, international ownership, interest-rate caps, limits on dividend flows and tax in the jurisdictions in which we operate. For example, in the Middle East, the ‘Arab Spring’ has led to continued political instability across the region. In Asia, tensions persist in certain areas following leadership/regime changes which pose the threat of instability and potential conflict. A break-up of the eurozone or continued social unrest triggered by the ongoing economic crisis and related austerity programmes may result in political and social disruption throughout Europe. The occurrence of any of these events or circumstances could have a material adverse effect on our business, financial condition and/or results of operations.

Changes in foreign currency exchange rates may affect our results

We prepare our accounts in US dollars, but because a substantial portion of our assets, liabilities, assets under management, revenues and expenses are denominated in other currencies, changes in foreign exchange rates have an effect on our reported income, cash flows and shareholders’ equity and may have a material adverse effect on our business, financial condition and/or results of operations.

Macroprudential, regulatory and legal risks to our business model

Our businesses are subject to wide-ranging legislation and regulation and to regulatory and governmental oversight. Unfavourable legislative or regulatory developments, or changes in the policy of regulators or governments, could have a significant adverse effect on our operations, financial condition and prospects

Our businesses are subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK, the US, Hong Kong, the European Union (‘EU’) and the other markets where we operate. This is particularly the case in the current market environment, where we are witnessing increased levels of government and regulatory intervention in the banking sector, which we expect to continue for the foreseeable future. Since 2008, regulators and governments have focused on the reform of the financial services industry, including enhanced capital, liquidity and leverage requirements, changes in compensation practices, tax levies and measures to address systemic risk. The US government, the UK government, the Financial Services Authority (‘FSA’) and other regulators in the UK, Hong Kong the EU or elsewhere may intervene further in relation to areas of industry risk already identified, or in new areas, which could adversely affect us. Future changes are difficult to predict but could materially and unfavourably affect our business.

Areas where changes could have an adverse impact include, but are not limited to:

•
general changes in government, central bank or regulatory policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which we operate, which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;

•	external bodies applying or interpreting standards or laws differently to us;

•	changes in competitive and pricing environments;

•	further requirements relating to financial reporting, corporate governance, conduct of business and employee compensation; and

•	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership.

Beginning in April 2011, the FSA commenced an internal reorganisation as a first step in a process towards the formal transition of regulatory and supervisory powers from it to the new Financial Conduct Authority (‘FCA’) for the conduct of business supervision and to the Prudential Regulatory Authority (‘PRA’) for capital and liquidity supervision in 2012. Until this time, the responsibility for regulating and supervising the activities of HSBC will remain with the FSA. In addition, new European Supervisory Authorities, the European Banking Authority (‘EBA’), the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority are likely to exert greater influence on regulatory issues across the EU. These could change the way in which we are regulated and supervised.

The Basel Committee has approved significant changes to the regulation of banking institutions’ capital and liquidity, involving a substantial strengthening of the minimum requirements. Implementation at the national level remains ongoing.

HSBC has been classified by the Financial Stability Board (‘FSB’) as a Global Systemically Important Financial Institution (‘G-SIFI’) under proposals that would place an additional capital buffer on the Group and may place us under additional regulatory scrutiny. As proposed, the capital surcharge will apply at a Group level and have implications for capital management for all our locally incorporated banks and branch operations which hold capital.  The Basel committee issued in November 2011 its rules for Global Systemically Important Banks (‘G-SIBs’).  These provide a framework for more intensive supervision of G-SIBs and assessment methodology to determine additional requirements for loss absorbing capacity.  See ‘Capital’ on pages [  ] to [  ].

The implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (‘Dodd-Frank’) and related final regulations could result in additional costs or limit or restrict the way we conduct our business. Uncertainty remains about many of the details, impact and timing of these reforms and the effect they will ultimately have on HSBC. While we do not have segregated proprietary trading desks, the Volcker Rule could affect our businesses in North America and elsewhere in the world. In addition, the Federal Reserve Board stated in December 2011 that it expects to issue ‘shortly’ a proposal to apply enhanced supervisory standards to large foreign banking organisations such as HSBC.

There are also a number of ongoing regulatory initiatives at the EU and at national level in various stages of development which could result in additional costs or limit or restrict the way we conduct business. These include the EU’s proposed Crisis Management Directive and its ongoing review of the existing Markets in Financial Instruments Directive. At a national level they include the FSA’s Retail Distribution and Mortgage Market Reviews. Uncertainty remains about the details, impact and timing of some of these reforms and the effect they will ultimately have on HSBC.

Notwithstanding our efforts to comply with applicable regulations, we may fail, particularly in areas where applicable regulations may be unclear or where regulators revise existing guidance or courts overturn previous rulings. Authorities in many jurisdictions have the power to bring administrative or judicial proceedings against us which could result in, among other things, suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially adversely affect our results of operations and seriously harm our reputation.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, may adversely affect our business, financial condition and/or results of operations. Further, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect our ability to engage in effective business, capital and risk management planning.

The Independent Commission on Banking has published its final report on competition and possible structural reforms in the UK banking industry. The implementation of the recommendations included in the final report could have a material adverse effect on us

The UK Independent Commission on Banking (‘ICB’) published its Final Report on 12 September 2011. The Commission’s reform proposals, if adopted as legislation in substantially the form prescribed, would have wide-ranging implications for the structure and costs of large UK-headquartered banks and the UK banking industry.

In respect of large banks, including HSBC, the ICB proposes that there should be primary loss-absorbing capacity equal to at least 17% of risk-weighted assets (‘RWA’s) calculated under Basel III. This capacity should be satisfied by complying with the Basel III capital requirements and issuing additional equity and/or long-term, unsecured bonds that are loss-absorbing at the point of non-viability. The UK supervisor would retain the power to increase this minimum loss-absorbing capacity to 20% of RWAs if it had concerns about the ability of the bank to restructure or liquidate at the point of failure.

In addition, in respect of UK universal banks, including HSBC’s major UK banking subsidiary, HSBC Bank plc, the ICB has proposed a separation of the UK retail and wholesale banking operations through the creation of a ring-fenced retail bank. The ICB recommends that a large ring-fenced bank should be required to maintain an equity ‘ring-fence buffer’ of at least 3% of RWAs above the Basel III base requirement of 7% of RWAs.

The Chancellor of the Exchequer expressed broad approval of the ICB’s Final Report and indicated that the UK Government endorses in principle the proposals to establish a ring-fenced bank and greater primary loss absorbing capacity. The Government is not, however, bound to adopt the Commission’s recommendations and are proposing to undertake extensive consultation in two stages during 2012.

If the proposals described above are adopted, major changes to our corporate structure and business activities conducted in the UK through HSBC Bank plc might be required. The changes may include separating the ring-fenced bank from the existing UK incorporated universal bank. The proposals, if adopted, would take an extended period of time to implement and would significantly increase our costs, both to implement and to run the ongoing operations as restructured.

We are subject to a number of legal and regulatory actions and investigations, the outcomes of which are inherently difficult to predict, but unfavourable outcomes could have a material adverse effect on our results and brand

We face significant legal risks in our business and the volume and amount of damages claimed in litigation, regulatory proceedings and other adversarial proceedings against financial institutions are increasing.

We are subject to a number of material legal proceedings, regulatory actions and investigations as described in Note [44] on the Financial Statements on pages [  ] to [  ]. It is inherently difficult to predict the outcome of many of the legal, regulatory and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. An unfavourable result in one or more of these proceedings could have a material adverse effect on our results of operations.

We are subject to tax-related risks in the countries in which we operate which could have an adverse effect on our operating results

        HSBC is subject to the substance and interpretation of tax laws in all countries in which we operate and is subject to routine review and audit by tax authorities in relation thereto. We provide for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters. Changes to tax law, tax rates and penalties for failure to comply could have a material adverse effect on our business, financial condition and/or results of operations.

For example, HM Treasury introduced a new bank levy in the Finance Act 2011. The bank levy is imposed on (among other entities) UK banking groups and subsidiaries, and therefore applies to HSBC. A charge of US$[  ]m has been recognised in 2011 in respect of this levy, based on the consolidated balance sheet at the year end. A reduced rate is applied to longer-term liabilities. Other countries, including France, Germany and South Korea, have also introduced bank levies. These do not have the same global basis as the UK bank levy and do not have a material effect on the Group at present. It is possible that we will become subject to higher levies in the future, to similar taxes in other jurisdictions and/or to financial activity or transaction taxes which are currently under consideration.

        Risks related to our business operations, governance and internal control systems

Our risk management measures may not be successful

The management of risk is an integral part of all our activities. Risk constitutes our exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse effect on profitability or financial condition arising from different sources of uncertainty including retail and wholesale credit risk, market risk, operational risk, non-traded market risk, insurance risk, concentration risk, liquidity and funding risk, reputational risk, strategic risk, pension obligation risk and regulatory risk. We seek to monitor and manage our risk exposure through a variety of separate but complementary control and reporting systems such as financial, credit, market, operational, compliance and legal. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques, and the judgements that accompany their application, cannot anticipate every unfavourable event or the specifics and timing of every outcome. Failure to manage risks appropriately could have a significant effect on our business, financial condition and/or results of operations.

Operational risks are inherent in our business

We are exposed to many types of operational risk, including fraudulent and other criminal activities (both internal and external), breakdowns in processes or procedures and systems failure or non-availability. We are also subject to the risk of disruption of our business arising from events that are wholly or partially beyond our control (for example, natural disasters, acts of terrorism, epidemics and transport or utility failures) which may give rise to losses in service to customers and/or economic loss to us. All of these risks are also applicable when we rely on outside suppliers or vendors to provide services to us and our customers.

Our operations are highly dependent on our information technology systems

The reliability and security of our information and technology infrastructure and our customer databases are crucial to maintaining the service availability of banking applications and processes and to protecting the HSBC brand. The proper functioning of our payment systems, financial control, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between our branches and main data processing centres, are critical to our operations. Critical system failure, any prolonged loss of service availability or any material breach of data security, particularly involving confidential customer data, could cause serious damage to our ability to service our clients, could breach regulations under which we operate and could cause long-term damage to our business and brand. For example, in 2010 HSBC Private Bank (Suisse) SA was the victim of a significant data theft resulting in reputational harm, intervention by regulators and remediation costs.

Our operations have inherent reputational risk

Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in our business. Negative public opinion can result from the actual or perceived manner in which we conduct our business activities, from our financial performance, or from actual or perceived practices in the banking and financial industry. Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. Negative public opinion may adversely affect our ability to keep and attract customers and, in particular, corporate and retail depositors.

We may suffer losses due to employee misconduct

Our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel

Our continued success depends in part on the continued service of key members of our management team. The ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of our strategy. The successful implementation of our growth strategy depends on the availability of skilled management, both at our head office and at each of our business units. If one of our business units or other functions fails to staff its operations appropriately or loses one or more of its key senior executives, and fails to replace them in a satisfactory and timely manner, our business, financial condition and/or results of operations, including control and operational risks, may be adversely affected. Likewise, if we fail to attract and appropriately train, motivate and retain qualified professionals, our business may be adversely affected.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results and financial position of the Group

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgements and estimates, include impairment of loans and advances, goodwill impairment, valuation of financial instruments, impairment of available-for-sale financial assets, deferred tax assets and provision for liabilities, which are discussed in detail in ‘Critical accounting policies’ on page [  ].

The valuation of financial instruments measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Given the uncertainty and subjectivity associated with valuing such instruments it is possible that the results of operations and financial position of the Group could be materially misstated if the estimates and assumptions used prove to be inaccurate. For further details, see ‘Critical accounting policies’ on page [  ].

If the judgement, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

Third parties may use us as a conduit for illegal activities without our knowledge, which could have a material adverse effect on us

We are required to comply with applicable anti-money laundering laws and regulations and have adopted various policies and procedures, including internal control and ‘know-your-customer’ procedures, aimed at preventing use of HSBC for money laundering. For example, a major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and enforcing compliance with US economic sanctions. For example, subsidiaries of HSBC Holdings have entered into a consent cease and desist order with the OCC and a similar consent order with the Federal Reserve Board which requires the implementation of improvements to compliance procedures regarding obligations under the US Bank Secrecy Act (the ‘BSA’) and anti-money laundering (‘AML’) rules. These consent orders do not preclude additional enforcement actions by bank regulatory, governmental or law enforcement agencies. Investigations by various authorities pertaining to, among other things, alleged violations of AML laws, the BSA and regulations issued by the Office of Foreign Asset Control are ongoing. See Note [  ] on the Financial Statements on page [  ].

In relevant situations and where permitted by regulation, we may rely upon certain counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. While permitted by regulation, such reliance may not be completely effective in preventing third parties from using us (and our relevant counterparties) as a conduit for money laundering including illegal cash operations without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, or become a party to, money laundering, our reputation could suffer and we could become subject to fines, sanctions and/or legal enforcement (including being added to any ‘blacklists’ that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our business, financial condition and/or results of operations.

We may not achieve all the expected benefits of our strategic initiatives

In 2011 we developed and presented a new strategy for the Group. See further discussion in ‘Strategic direction’ on page [  ]. Our strategy is built around two trends, continued growth of international trade and capital flows, and wealth creation, particularly in faster growing markets. Based on our analysis of those trends, we have developed criteria to help us better deploy capital. We have also launched an initiative to reduce costs, part of which includes the disposal of non-core businesses. The development and implementation of our strategy requires difficult, subjective and complex judgements, including forecasts of economic conditions in various parts of the world. We may fail to correctly identify the trends we seek to exploit and the relevant factors in making decisions as to capital deployment and cost reduction. For example, the disposal of assets we identify as ‘non-core’ could impact other parts of our business. Our ability to execute our strategy may also be limited by our operational capacity and the increasing complexity of the regulatory environment in which we operate. In addition, factors beyond our control, including but not limited to the market and economic conditions and other challenges discussed in detail above, could limit our ability to achieve all of the expected benefits of these initiatives.

Risks related to our business

We have significant exposure to counterparty risk both within the financial sector and to other risk concentrations

We have exposure to virtually all major industries and counterparties, and we routinely execute transactions with counterparties in financial services, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default by our counterparty or client. Our ability to engage in routine transactions to fund our operations and manage our risks could be adversely affected by the actions and commercial soundness of other financial services institutions. Financial institutions are necessarily interdependent because of trading, clearing, counterparty or other relationships. As a consequence, a default by, or decline in market confidence in, individual institutions, or anxiety about the financial services industry generally, can lead to further individual and/or systemic difficulties, defaults and losses. Where counterparty risk has been mitigated by taking collateral, our credit risk may remain high if the collateral we hold cannot be realised or has to be liquidated at prices which are insufficient to recover the full amount of our loan or derivative exposure.

Market fluctuations may reduce our income or the value of our portfolios

Our businesses are inherently subject to risks in financial markets and in the wider economy, including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices and the risk that our customers act in a manner inconsistent with our business, pricing and hedging assumptions.

Market movements will continue to have a significant impact on us in a number of key areas. For example, our pension scheme assets include equity and debt securities, the cash flows of which change as equity prices and interest rates vary. Banking and trading activities are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. Changes in interest rate levels, interbank spreads over official rates, yield curves and spreads affect the interest rate spread realised between lending and borrowing costs. The potential for future volatility and margin changes remains. Competitive pressures on fixed rates or product terms in existing loans and deposits sometimes restrict our ability to change interest rates applying to customers in response to changes in official and wholesale market rates.

Our insurance businesses are exposed to the risk that market fluctuations will cause mismatches to occur between product liabilities and the investment assets which back them. Market risks can affect our insurance products in a number of ways depending upon the product and associated contract. For example, mismatches between assets and liability yields and maturities give rise to interest rate risk. Some of these risks are borne directly by the customer and some are borne by the insurance businesses. Some insurance contracts involve guarantees and options that increase in value in adverse investment markets. There is a risk that the insurance businesses will bear some of the cost of such guarantees and options. The insurance businesses also have capital directly invested in the markets that are exposed to market risk. The performance of the investment markets will thus have a direct impact upon the value embedded in the insurance and investment contracts and our operating results, financial condition and prospects.

It is difficult to predict with any accuracy changes in market conditions, and such changes may have a material adverse effect on our operating results, financial condition and prospects.

Liquidity, or ready access to funds, is essential to our businesses

Our ability to borrow on a secured or unsecured basis and the cost of so doing can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity or the market perceptions of risk relating to us or the banking sector, including our perceived or actual creditworthiness.

Current accounts and savings deposits payable on demand or at short notice form a significant part of our funding, and we place considerable importance on maintaining their stability. For deposits, stability depends upon preserving investor confidence in our capital strength and liquidity, and on comparable and transparent pricing. Although deposits have been, over time, a stable source of funding, this may not continue.

We also access professional markets in order to provide funding for non-banking subsidiaries that do not accept deposits, to align asset and liability maturities and currencies and to maintain a presence in local money markets. While we continued to have good access to debt capital markets in 2011, market disruption continued to have adverse effects on the liquidity and funding risk profile of the banking system in the year. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets, our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations. Even though we continued to have good access to debt capital markets during 2011 at competitive prices, the costs of liquidity have risen, and we expect to incur additional costs as a result of regulatory requirements for increased liquidity and the challenging economic environment in Europe, the US and elsewhere.

If we are unable to raise needed funds through deposits and/or in the capital markets, our liquidity position could be adversely affected and we might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet our obligations under committed financing facilities and insurance contracts, or to fund new loans, investments and businesses. We may need to liquidate unencumbered assets to meet our liabilities. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may need to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition.

Any reduction in the credit rating assigned to HSBC Holdings, any subsidiaries of HSBC Holdings or any of their respective debt securities could increase our cost of funding and adversely affect our liquidity position and interest margins

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate HSBC Holdings and certain of its subsidiaries, as well as their respective debt securities. Their ratings are based on a number of factors, including the financial strength of HSBC or of the relevant entity, as well as conditions affecting the financial services industry generally. There can be no assurance that the rating agencies will maintain HSBC’s or the relevant entity’s current ratings or outlook, especially in light of the difficulties in the financial services industry and the financial markets. HSBC Holdings’ long-term credit rating was recently downgraded by Standard & Poors, after the rating agency applied a new rating methodology to banks globally. HSBC experienced no change in either market demand or price arising from this change in rating. Further reductions in those ratings and outlook could increase the cost of our funding, limit access to capital markets and require additional collateral to be placed and, consequently, adversely affect our interest margins and/or our liquidity position.

Risks concerning borrower credit quality are inherent in our business

Risks arising from changes in credit quality and the recoverability of loans and amounts due from borrowers and counterparties (e.g. reinsurers and counterparties in derivative transactions) are inherent in a wide range of our businesses. Adverse changes in the credit quality of our borrowers and counterparties as a consequence of a general deterioration in economic conditions, or arising from systemic risks in the financial systems, could reduce the recoverability and value of our assets and require an increase in our loan impairment charges.

We estimate and recognise impairment allowances for credit losses inherent in our credit exposure. This process, which is critical to our results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how these economic conditions might impair the ability of our borrowers to repay their loans and the ability of other counterparties to meet their obligations. As is the case with any such assessments, we may fail to estimate accurately the effect of factors that we identify or fail to identify relevant factors. Further, the information we use to assess the creditworthiness of our counterparties may be inaccurate or incorrect. Any failure by us to accurately estimate the ability of our counterparties to meet their obligations may have a material adverse impact on our business, financial condition and/or results of operations. For further information on the nature of our credit risk, see ‘Credit risk’ on page [  ].

Our insurance businesses are subject to risks relating to insurance claim rates and changes in insurance customer behaviour

We provide various insurance products for customers with whom we have a banking relationship, including several types of life insurance products. The cost of claims and benefits can be influenced by many factors, including mortality and morbidity rates, lapse and surrender rates and, if the policy has a savings element, the performance of assets to support the liabilities. Adverse developments in any of these factors may adversely affect our financial condition and results of operations.

Our general insurance businesses are exposed to the risk of uncertain insurance claim rates. For example, extreme weather conditions can result in high property damage claims, higher levels of theft can increase claims on home insurance and changes to unemployment levels can increase claims on loan protection insurance. These claims rates may differ from business assumptions and negative developments may adversely affect our financial condition and results of operations.

HSBC Holdings is a holding company and as a result, is dependent on dividends from its subsidiaries to meet its obligations including its obligations with respect to its debt securities, and to provide profits for payment of future dividends to shareholders.

HSBC Holdings is a non-operating holding company and as such the principal sources of its income are from operating subsidiaries which hold the principal assets of HSBC. As a separate legal entity, HSBC Holdings relies on remittance of its subsidiaries’ profits and other funds in order to be able to pay obligations to shareholders and debt holders as they fall due. The ability of HSBC’s subsidiaries and affiliates to pay dividends could be restricted by changes in official banking measures, exchange controls and other requirements.

We may be required to make substantial contributions to our pension plans.

We operate a number of pension plans throughout the world, including defined benefit plans. Pension scheme obligations fluctuate with changes in long-term interest rates, inflation, salary levels and the longevity of scheme members. The level of contributions we make to our pension plans has a direct impact on our cash flow. To the extent plan assets are insufficient to cover existing liabilities higher levels of contributions will be required. As a result, deficits in those pension plans may have a material adverse impact on our business, financial condition and/or results of operations.

Regulation and supervision
(Unaudited)

With listings of its ordinary shares in London, Hong Kong, New York, Paris and Bermuda, HSBC Holdings complies with the relevant requirements for listing and trading on each of these exchanges. In the UK, these are the Listing Rules of the Financial Services Authority (‘FSA’); in Hong Kong, The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (‘HKSE’); in the US, where the shares are traded in the form of ADSs, HSBC Holdings’ shares are registered with the US Securities and Exchange Commission (‘SEC’). As a consequence of its US listing, HSBC Holdings is also subject to the reporting and other requirements of the US Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange’s (‘NYSE’) Listed Company Manual, in each case as applied to foreign private issuers. In France and Bermuda, HSBC Holdings is subject to the listing rules of Euronext, Paris and the Bermuda Stock Exchange respectively, applicable to companies with secondary listings.

A statement of our compliance with the provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and with the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in the ‘Report of the Directors: Governance’ on page [  ].

Our operations throughout the world are regulated and supervised by approximately 500 different central banks and regulatory authorities in those jurisdictions in which we have offices, branches or subsidiaries. These authorities impose a variety of requirements and controls designed to improve financial stability and the transparency of financial markets and their contribution to economic growth. These regulations and controls cover, inter alia, capital adequacy, depositor protection, market liquidity, governance standards, customer protection (for example, fair lending practices, product design, and marketing and documentation standards), and social responsibility obligations (for example, anti-money laundering, anti-bribery and corruption, and anti-terrorist financing measures). In addition, a number of countries in which we operate impose rules that affect, or place limitations on, foreign or foreign-owned or controlled banks and financial institutions. The rules include restrictions on the opening of local offices, branches or subsidiaries and the types of banking and non-banking activities that may be conducted by those local offices, branches or subsidiaries; restrictions on the acquisition of local banks or regulations requiring a specified percentage of local ownership; and restrictions on investment and other financial flows entering or leaving the country. The supervisory and regulatory regimes of the countries where we operate will determine to some degree our ability to expand into new markets, the services and products that we will be able to offer in those markets and how we structure specific operations. As a result of government interventions in response to global economic conditions, there has been (and it is widely anticipated that there will continue to be) a substantial increase in government regulation and supervision of the financial services industry, including the imposition of higher capital and liquidity requirements, heightened disclosure standards and restrictions on certain types of transaction structures.

The FSA supervises us on a consolidated basis. In addition, each operating bank, finance company or insurance operation within HSBC is regulated by local supervisors. The primary regulatory authorities are those in the UK, Hong Kong and the US, our principal jurisdictions of operation. However, and in addition, the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority, as new European Supervisory Authorities since 2011 are also likely to have greater influence on regulatory approaches across the EU. This could lead to changes in how we are regulated and supervised on a day-to-day basis as each of these authorities develops its powers having regard to some of the regulatory initiatives highlighted in this report.

UK regulation and supervision

UK banking and financial services institutions are subject to multiple regulations. The primary UK statute is the Financial Services and Markets Act 2000 (‘FSMA’). Other UK financial services legislation includes that derived from EU directives relating to banking, securities, insurance, investments and sales of personal financial services.

In addition to its role as our lead regulator, the FSA is responsible for authorising and supervising all our businesses in the UK which require authorisation under FSMA. These include deposit-taking, retail banking, life and general insurance, pensions, investments, mortgages, custody and share dealing businesses, and treasury and capital markets activity. HSBC Bank plc is our principal authorised institution in the UK.

FSA rules establish the minimum criteria for authorisation for banks and financial services businesses in the UK and the FSA has the right to object, on prudential grounds, to persons who hold, or intend to hold, 10 per cent or more of the voting power of a financial institution. They also set out reporting (and, as applicable, consent) requirements with regard to large individual exposures and large exposures to related borrowers. In its capacity as our supervisor on a consolidated basis, the FSA receives information on the capital adequacy of, and sets requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor, inter alia, their capital adequacy requirements.

We calculate capital at a Group level using the Basel II framework of the Basel Committee on Banking Supervision. However, local regulators are at different stages of implementation and local reporting may differ. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The Capital Requirements Directive (‘CRD’) implemented Basel II in the EU and the FSA then gave effect to the CRD by including the latter’s requirements in its own rulebooks. Further information on developments relevant to our prudential regulatory framework is set out in ‘Future developments’ on pages [  ] to [  ].

The FSA monitors authorised institutions through ongoing supervision and the review of routine and ad hoc reports relating to financial, prudential and conduct of business matters. The FSA may periodically obtain independent reports from a skilled person, as to the adequacy of internal control procedures and systems as well as procedures and systems governing records and accounting. The FSA meets regularly with our senior executives to discuss our adherence to the FSA’s prudential guidelines. They also regularly discuss fundamental matters relating to our business in the UK and internationally, including areas such as strategic and operating plans, risk control, loan portfolio composition and organisational changes, including succession planning and recovery and resolution arrangements. During the year, we conducted a number of Group-wide stress tests and scenario analyses in accordance with the requirements of the FSA, the EBA and the International Monetary Fund involving analysis of capital levels and requirements in various stress scenarios. We satisfied the required thresholds in each of these tests. In light of current conditions, we continue to experience an increased level of ongoing interaction with the FSA.

The UK financial services regulatory structure is currently in the process of substantial reform, with the UK Government’s proposals to abolish the FSA and establish three new regulatory bodies by the end of 2012 now well advanced. These three bodies will comprise the Financial Policy Committee (‘FPC’), the Prudential Regulation Authority (‘PRA’) and the Financial Conduct Authority (‘FCA’). The FPC will not directly supervise firms, being responsible for macro-prudential regulation and considering macro issues affecting economic and financial stability. The PRA and the FCA will inherit the majority of the FSA’s existing functions and HSBC will be a ‘dual regulated’ firm, subject to prudential regulation by the PRA and to conduct regulation by the FCA.

FSMA will be substantially revised during the course of 2012 to reflect this regulatory reform.

There are a substantial number of other ongoing regulatory initiatives affecting the Group and driven by or from the UK. These include the UK bank levy, ongoing rule making regarding remuneration and recovery and resolution plans (‘RRP’) and the implementation of the recommendations of the Independent Commission on Banking (‘ICB’). Whilst not strictly a legislative or regulatory matter, certain banks in the UK, including HSBC, have established an accord with the UK Government, referred to as Project Merlin.

Legislation in respect of the UK bank levy was substantively enacted on 5 July 2011, in the form of the Finance Act 2011. The levy applied from 1 January 2011. HSBC is a UK banking group for these purposes and the levy is chargeable on the global consolidated balance sheet at the year end. A charge of US$[  ]m for the UK bank levy has been recognised in 2011. The UK levy is based on the consolidated balance sheet at the year end. Bank levies have also been introduced in France, Germany and South Korea. The overall cost of such levies in 2011 was US$[  ]m.

The Financial Services Act 2010, amongst other things, empowered the FSA to make rules about remuneration requiring all authorised firms to operate a remuneration policy which is consistent with the effective management of risks and the Financial Stability Board's (‘FSB’) Implementation Standards for Principles for Sound Compensation Practices and requiring authorised firms to prepare and keep up-to-date RRP. The FSA has continued, during 2011, to consult on the rules made under these powers and the Group continues to discuss RRP with the FSA. We expect the FSA’s rules on RRP to be finalised and effective during 2012. In 2011, the FSA also implemented the requirements of CRD III, which requires certain financial institutions, including banks and investment firms, to have in place remuneration policies that are consistent with effective risk management. In addition to the rules required by the FSA for the Group, individual legal entities may also be subject to their own local requirements.

The ICB published its Final Report on 12 September 2011. The UK Government is now considering how it will implement the recommendations in the report. If the ICB’s reform proposals were to be adopted as legislation in substantially the form presented, they would have wide ranging implications for the structure and costs of large UK-headquartered banks, and the UK banking industry.

The Chancellor of the Exchequer expressed broad approval of the ICB’s Final Report and indicated that the UK Government endorses in principle the proposals to establish a ring-fenced bank and greater primary loss absorbing capacity. The Government is not, however, bound to adopt the Commission’s recommendations and are proposing to undertake extensive consultation in two stages during 2012.

The ICB proposed that large UK-headquartered banks (which would include HSBC) should have primary loss-absorbing capacity (‘PLAC’) equal to at least 17% of risk-weighted assets (‘RWA’s) calculated under Basel III. This capacity should be satisfied by issuance of additional equity and/or debt that is loss-absorbing at the point of non-viability. The UK supervisor would retain the power to increase this minimum loss-absorbing capacity to 20% of RWAs if it had concerns about the ability of the bank to restructure or liquidate at the point of failure.

The Government has indicated that, where the activities outside the ring-fence of a large UK-headquartered bank were demonstrably resolvable without adverse impact on UK financial stability, the higher PLAC ratio need not apply Group wide.

In addition, in respect of UK universal banks, including HSBC’s major UK banking subsidiary, HSBC Bank plc, the ICB has proposed a separation of the UK retail and wholesale banking operations through the creation of a ring-fenced retail bank. The ICB recommends that a large ring-fenced bank should be required to maintain an equity ‘ring-fence buffer’ of at least 3% of RWAs above the Basel III base requirement of 7% of RWAs.

Following on from this, the ICB also recommended that the minimum leverage ratio of equity-to-total assets should be adjusted from 3% (as it is in the Basel III proposals) up to 4.06%, increasing in the same proportion as the ring-fence buffer.

If the proposals described above are adopted substantially in the form prescribed, major changes to our corporate structure and business activities conducted in the UK through HSBC Bank plc might be required. The changes may include the spinning-out of the ring-fenced bank from the existing UK incorporated universal bank. The proposals, if adopted, would take an extended period of time to implement and would have a significant impact on our costs both to implement and to run the ongoing operations as restructured.

In February 2011, certain banks in the UK including HSBC exchanged letters with the UK's Chancellor of the Exchequer to establish an accord (referred to as Project Merlin) setting out the intentions of the banks on matters including lending, taxation, pay and other economic contributions.  The intentions were, in large part, provided collectively and are not binding or enforceable on any member of the HSBC Group. In the accord, the banks:

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renewed their intention to implement the recommendations from the UK Business Finance Taskforce, established by the banks, which reported in October 2010, on improving customer relationships, ensuring better access to finance, providing better information and promoting understanding;

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agreed to provide the capacity for additional gross new lending to UK corporates, with HSBC providing at least £38.8bn (US$61.9bn), with capacity to increase this to £44.1bn (US$70.4bn), including a goal for UK small and medium sized enterprises (SMEs) of £11.7bn (US$18.7bn) for the full year, with capacity for additional facilities of at least £1.2bn (US$1.9bn) if required, all subject to, inter alia, suitable demand and normal lending criteria;

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agreed to abide by the UK Code of Practice on Taxation for Banks and indicated that they expected to contribute some £8bn (US$12.8bn) to the total direct and indirect tax take in 2010 and some £10bn (US$15.9bn) in 2011 in the ordinary course of business;

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confirmed that collectively bonus payments in respect of 2010 would be less than in 2009 and agreed that, for each bank, the remuneration packages of the five highest paid senior executive officers who are not directors should be disclosed with more discussion of remuneration policy with shareholders;

•	confirmed their intention to maintain their existing charitable contributions, in cash and in kind;

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agreed to make an additional contribution of up to £1bn (US$1.6bn) (up to £250m (US$399m) for HSBC) to the Business Growth Fund plc (as established under the UK Business Finance Taskforce) for equity investment in SMEs subject to demand over the life of the business and an agreed risk-weighting for the investment; and

•	agreed to contribute capital of £200m (US$319m) (£50m (US$80m) for HSBC) over two years to the Big Society Bank (now renamed Big Society Capital Limited) on commercial terms.

Additionally, the FSA continues to pursue a full agenda of regulatory development in relation to the conduct of business in the UK, with currently ongoing initiatives such as the Retail Distribution Review and the Mortgage Market Review which will affect those businesses (including HSBC) who provide investment and the provision of home finance in the UK.

Hong Kong regulation and supervision

Banking in Hong Kong is subject to the provisions of the Banking Ordinance and to the powers, functions and duties ascribed by the Banking Ordinance to the Hong Kong Monetary Authority (the ‘HKMA’). The principal function of the HKMA is to promote the general stability and effective working of the banking system in Hong Kong. The HKMA is responsible for supervising compliance with the provisions of the Banking Ordinance. The Banking Ordinance gives power to the Chief Executive of Hong Kong to give directions to the HKMA and the Financial Secretary with respect to the exercise of their respective functions under the Banking Ordinance.

The HKMA has responsibility for authorising banks, and has discretion to attach conditions to its authorisation. The HKMA requires that banks or their holding companies file regular prudential returns, and holds regular discussions with the management of the banks to review their operations. The HKMA may also conduct ‘on-site’ examinations of banks and, in the case of banks incorporated in Hong Kong, of any local and overseas branches and subsidiaries. The HKMA requires all authorised institutions to have adequate systems of internal control and requires the institutions’ external auditors, upon request, to report on those systems and other matters such as the accuracy of information provided to the HKMA. In addition, the HKMA may from time to time conduct tripartite discussions with banks and their external auditors.

The HKMA has the power to serve a notice of objection on persons if they are no longer deemed to be fit and proper to be controllers of the bank, if they may otherwise threaten the interests of depositors or potential depositors, or if they have contravened any conditions specified by the HKMA. The HKMA may revoke authorisation in the event of an institution’s non-compliance with the provisions of the Banking Ordinance. These provisions require, among other things, the furnishing of accurate reports. The HKMA has implemented Basel II for all Authorised Institutions incorporated in Hong Kong.

The marketing of, dealing in and provision of advice and asset management services in relation to securities in Hong Kong are subject to the provisions of the Securities and Futures Ordinance of Hong Kong (‘Securities and Futures Ordinance’). Entities engaging in activities regulated by the Securities and Futures Ordinance are required to be licensed. The HKMA is the primary regulator for banks involved in the securities business, while the Securities and Futures Commission is the regulator for non-banking entities.

US regulation and supervision

We are subject to extensive federal and state supervision and regulation in the US. Banking laws and regulations of the Board of Governors of the Federal Reserve System (the ‘Federal Reserve Board’), the Office of the Comptroller of the Currency (the ‘OCC’) and the Federal Deposit Insurance Corporation (the ‘FDIC’) govern many aspects of our US business.

On 21 July 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (‘Dodd-Frank’), which provides a broad framework for significant regulatory changes that will extend to almost every area of US financial regulation. Implementation of Dodd-Frank will require further detailed rulemaking over several years by different US regulators, including the Department of the Treasury, the Federal Reserve Board, the FDIC, the Securities and Exchange Commission (the ‘SEC’), the Commodity Futures Trading Commission (‘CFTC’) and the newly created Financial Stability Oversight Council (the ‘FSOC’) and Consumer Financial Protection Bureau (the ‘Consumer Bureau’), and uncertainty remains about many of the final details, timing and impact of the rules.

The FSOC may take certain actions, including precluding mergers, restricting financial products offered, restricting or terminating activities or imposing conditions on activities or requiring the sale or transfer of assets, against any bank holding company with assets greater than US$50bn that is found to pose a grave threat to financial stability. The FSOC will be supported by the Office of Financial Research (‘OFR’) which will impose data reporting requirements on financial institutions. The cost of operating both the FSOC and OFR will be paid for through an assessment on large bank holding companies, which is currently proposed to begin in July 2012.

Over a transition period from 2013 to 2015, the Federal Reserve Board will apply more stringent capital and risk management requirements on bank holding companies such as HSBC North America Holdings Inc. (‘HNAH’), which will require a minimum leverage ratio of five percent and a minimum total risk-based capital ratio of ten percent. Also, failure to maintain a ratio of tier 1 common to risk-weighted assets of five percent under stress conditions will restrict HNAH from engaging in capital distributions such as dividends or share repurchases. In addition, large bank holding companies, such as HNAH (or their parent companies), are now required to file resolution plans identifying material subsidiaries and core business lines domiciled in the US, describing what strategy would be followed in the event of significant financial distress, and including identifying how insured bank subsidiaries are adequately protected from risk created by other affiliates. The failure to cure deficiencies in a resolution plan would enable the US regulators to impose more stringent capital, leverage and liquidity requirements, restrict the growth, activities or operations of the company or, if such failure persists, require the company to divest assets or operations. The Federal Reserve Board has also proposed a series of increased supervisory standards to be followed by large bank holding companies, including required remediation in the event of failure to meet capital requirements, stress testing requirements and risk management standards. US regulators will also be able to restrict the size and growth of systemically significant non-bank financial companies and large interconnected bank holding companies and will be required to impose bright-line debt-to-equity ratio limits on financial companies that the FSOC determines pose a grave threat to financial stability.

HSBC and our US operations are subject to supervision, regulation and examination by the Federal Reserve Board because HSBC is a ‘bank holding company’ under the US Bank Holding Company Act of 1956 (‘BHCA’), as a result of our control of HSBC Bank USA, N.A., McLean, Virginia (‘HBUS’); and HSBC Trust Company (Delaware), N.A., Wilmington, Delaware (‘HTCD’). HNAH, is also a ‘bank holding company’. Both HSBC and HNAH are registered as financial holding companies (‘FHC’s) under the BHCA, and, accordingly, may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or incidental or complementary to activities that are financial in nature. The ability of HSBC and HNAH to engage in expanded financial activities as FHCs depends upon HSBC and HNAH continuing to meet certain criteria set forth in the BHCA, including requirements that they and any US depository institution subsidiaries be ‘well capitalised’ and ‘well managed’, and that any depository institutions have achieved at least a satisfactory record in meeting community credit needs during their most recent examinations pursuant to the Community Reinvestment Act.

In general, under the BHCA, a FHC would be required, upon notice by the Federal Reserve Board, to enter into an agreement with the Federal Reserve Board to correct any failure to comply with the requirements to maintain FHC status. Until such deficiencies are corrected, the Federal Reserve Board may impose limitations on the US activities of a FHC and depository institutions under its control. If such deficiencies are not corrected, the Federal Reserve Board may require a FHC to divest its control of any subsidiary depository institution or to desist from certain financial activities in the US.

The two US banks, HBUS and HTCD are subject to regulation and examination primarily by the OCC, secondarily by the FDIC, and by the Federal Reserve Board. Banking laws and regulations restrict many aspects of their operations and administration, including the establishment and maintenance of branch offices, capital and reserve requirements, deposits and borrowings, investment and lending activities, payment of dividends and numerous other matters. In addition, the FDIC requires FDIC-insured banks with US$50bn or more in total assets (such as HSBC Bank USA) to submit resolution plans that should enable the FDIC to resolve the bank in a manner that ensures that depositors receive access to their insured deposits within one business day of the institution’s failure (two business days if the failure occurs on a day other than Friday), maximizes the value from the sale or disposition of its assets and minimizes the amount of any loss to be realised by the institution’s creditors.

Large bank holding companies, including HNAH became subject to the US rules adopted in 2008 that provided for the implementation of Basel II in the United States. The US Basel II implementation timetable originally consisted of a parallel calculation period under the current regulatory capital regime (Basel I), followed by a three-year transitional ‘floor’ period, during which Basel II risk-based capital requirements could not fall below certain floors based on Basel I regulations.

In June 2011, the US banking agencies adopted final regulations to implement the ‘capital floor’ provision of the so-called ‘Collins Amendment’ of Dodd-Frank. These regulations eliminated the three-year transitional floor period in favor of a permanent floor based on the generally applicable risk-based capital rules (currently Basel I). Pursuant to these regulations, a banking organisation that has formally implemented Basel II must calculate its capital requirements under Basel I and Basel II, compare the two results, and then use the lower of such ratios for purposes of determining compliance with its minimum tier 1 capital and total risk-based capital requirements. Prior to adoption of Basel II, HNAH is required to successfully complete a parallel run by measuring regulatory capital under both the new regulatory capital rules and the existing general risk-based rules for a period of at least four quarters. Successful completion of the parallel run period requires the approval of US regulators. We began the parallel run period, which encompasses enhancements to a number of risk policies, processes and systems to align HBUS with the Basel II final rule requirements, in January 2010. The timing of receipt of US regulatory approval is uncertain.

As an outgrowth of the financial crisis, in December 2010, the Basel Committee issued final rules to strengthen existing capital requirements (Basel III). The US banking agencies are required to finalise, by December 2012, the rules to be applied by US banking organisations commencing on January 1, 2013. While expected to be substantially the same as those of the Basel Committee, the US banking agencies have yet to issue the proposed US version of the Basel III rules. A more detailed description of Basel III can be found in ‘Future developments’ on pages [  ] to [  ].

  Apart from the Basel II and Basel III rules regarding credit and operational risks, in June 2010, the Basel Committee agreed on certain revisions to the market risk capital framework (Basel II.5) that would also result in additional capital requirements. In January 2011, the US banking agencies issued a proposal to amend the market risk capital rules to implement certain revisions approved by the Basel Committee. However, the US banking agencies’ proposal excluded the methodologies adopted by the Basel Committee for calculating capital requirements on certain debt and securitisation positions covered by the market risk rule because such methodologies rely on external credit ratings, which is prohibited by the Dodd-Frank Act.

In December 2011, the US banking agencies proposed to further amend and supplement the market risk capital rules beyond the January 2011 proposed modifications. The December 2011 proposals are intended to implement the provisions of Dodd-Frank requiring that all federal agencies remove references to and reliance on credit ratings in their regulations, and replace such references with appropriate alternative standards for evaluating creditworthiness. Under the December 2011 proposal, the US banking agencies set forth alternative methodologies to external credit ratings which are to be used to assess capital requirements on certain debt as well as securitisation positions subject to the market risk capital rules. The US banking agencies have also indicated they intend to propose similar revisions to the Basel I and Basel II rules to eliminate the use of external credit ratings to determine the risk weights applicable to securitisation and certain corporate exposures under these regulations.

HBUS and HTCD are subject to risk-based assessments from the FDIC, which insures deposits generally to a maximum of US$250,000 per depositor for domestic deposits. Dodd-Frank provides for unlimited deposit insurance for certain non-interest-bearing transactions accounts for the period to 31 December 2012. Due to projected shortfalls in the FDIC fund as a result of continuing bank failures, the FDIC required all insured banks, including HBUS and HTCD, to prepay their insurance premium for the years 2010, 2011 and 2012.

Dodd-Frank changes the FDIC’s risk-based deposit insurance assessment framework primarily by basing assessments on an FDIC-insured institution’s total assets less tangible equity rather than US domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large FDIC-insured institutions. The new large bank pricing system will result in higher assessment rates for banks with high-risk asset concentrations, less stable balance sheet liquidity, or potentially higher loss severity in the event of failure.

Effective by July 2012, Dodd-Frank will require that the lending limits applicable to HBUS and HTCD take into account credit exposure from derivative transactions, securities borrowing and lending transactions, and repurchase and reverse repurchase agreements.

Our US consumer finance operations are subject to extensive state-by-state regulation in the US, and to laws relating to consumer protection (both in general, and in respect of sub-prime lending operations, which have been subject to enhanced regulatory scrutiny); discrimination in extending credit; use of credit reports; privacy matters; disclosure of credit terms; and correction of billing errors. They also are subject to regulations and legislation that limit operations in certain jurisdictions.

One part of Dodd-Frank, commonly referred to as the ‘Volcker Rule’, will limit the ability of companies related to a US bank (including HSBC group companies outside the US) to sponsor or invest in private equity or hedge funds or to engage in certain types of proprietary trading in the US unrelated to serving clients. While we do not have segregated proprietary trading desks, the Volcker Rule could affect HSBC both in North America and across the Group. The proposed rule was published for comment on 11 October 2011 and a number of foreign governments and other bodies have made submissions to the US authorities on, inter alia, the overall scope and extra-territorial effects of the proposed rule.

Dodd-Frank also provides regulators with tools to provide greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk. However, in imposing heightened capital, leverage, liquidity and other prudential standards on non-US banks, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank is subject to comparable home country standards.

Furthermore, Dodd-Frank provides for an extensive framework for the regulation of over-the-counter (‘OTC’) derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives, as well as rules regarding the registration of swap dealers and major swap participants, and related capital, margin, business conduct, record keeping and other requirements applicable to such entities. In December 2011, the CFTC finalised rules under Dodd-Frank requiring regulatory and public reporting for a wide range of OTC derivatives beginning in July 2012. In addition, in January 2012, the CFTC began to finalise rules under Dodd-Frank relating to the regulation of swap dealers and major swap participants. We are assessing how compliance with these new rules will affect our business.

Dodd-Frank also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of US courts over actions brought by the SEC or the United States with respect to violations of the anti-fraud provisions in the Securities Act, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940. In addition, regulations which the FSOC, the Consumer Bureau or other regulators may adopt could affect the nature of the activities which our FDIC-insured depository institution subsidiaries may conduct, and may impose restrictions and limitations on the conduct of such activities.

Implementation of Dodd-Frank and related final regulations could result in additional costs or limit or restrict the way we conduct our business, both in relation to our US operations and our non-US operations, although uncertainty remains about many of the details, impact and timing of these reforms and the ultimate effect they will have on HSBC.

Global and regional prudential and other regulatory developments

As outlined earlier, the Group is subject to regulation and supervision by a large number of regulatory and other agencies. In addition to changes being pursued at a local level, changes are also being pursued globally through the actions of bodies such as the G-20, FSB and Basel Committee on Banking Supervision, as well as regionally through the European Union and similar. Key areas include the work of the FSB on global systemically important financial institutions (‘G-SIFI’), the Basel Committee’s Basel III capital requirements, the EU’s measures to implement Basel III (referred to as ‘CRD IV’, and the EU’s proposed Crisis Management Directive.

The FSB has been designated by the G-20 as the body responsible for co-ordinating the delivery of a global reform programme following the financial crisis, a key element of which is that no firm should be too big or too complicated to fail, and that taxpayers should not bear the cost of resolution. HSBC has been classified by FSB as a G-SIFI and therefore will be subject to what the FSB refers to as a ‘multi-pronged and integrated set of policies’. These include proposals that would place an additional capital buffer on the Group and require enhanced reporting.

In December 2010, the Basel Committee issued two documents: A global regulatory framework for more resilient banks and banking systems and International framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as ‘Basel III’. This will be given effect across the EU via a recasting of CRD. The Proposals have been issued for a new Regulation and Directive, which collectively, are known as CRD IV. Finalised CRD IV rules are not expected until mid-2012 but draft proposals include:

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Quality of capital: CRD IV requires a further strengthening and harmonisation of the criteria for eligibility of capital instruments with an emphasis on common equity as the principal component of tier 1 capital;

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Capital buffers: proposals comprise a capital conservation buffer of 2.5% of risk-weighted assets to be built up during periods of economic growth, aimed at ensuring the capacity to absorb losses in stressed periods that may span a number of years; and a countercyclical capital buffer of up to an additional 2.5% to be built up in periods in which credit growth exceeds GDP growth;

•	Derivatives and central counterparty clearing: higher capital requirements to be imposed for bilateral (uncleared) transactions, to incentivise the use of central clearing;

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Counterparty credit risk: requirements for managing and capitalising counterparty credit risk are to be strengthened. In particular, an additional capital charge for potential losses associated with the deterioration in the creditworthiness of individual counterparties (Credit Valuation Adjustment or CVA) will be introduced; and

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Liquidity and funding: a new minimum standard, the Liquidity Coverage Ratio, designed to improve the short-term resilience of a bank’s liquidity risk profile, will be introduced after an observation and review period in 2015.

A more detailed description of Basel III and the estimated impact of adopting Basel III can be found in ‘Future developments’ on pages [  ] to [  ].

In addition, the EU continues to work on a Crisis Management Directive. This is intended to provide a harmonised framework for the resolution of credit institutions across the EU. It appears that the Directive has been delayed and recent communications from the EU suggest that publication will not now take place until later in 2012. The potential impact of this Directive cannot therefore presently be estimated. However, as with most of the initiatives already highlighted, there is some risk of inconsistency or duplication with other measures already in hand at the national level, both within and outside the EU. The EU also continues to work on its review of existing directives such as the Market Abuse Directive and the Markets in Financial Instruments Directive, the revisions to which may affect at least some of the investment markets in which the Group operates and the instruments in which it trades.

Anti-money laundering and related regulation

The HSBC Group takes its obligations to prevent money laundering and terrorist financing very seriously. HSBC has policies, procedures and training intended to ensure that its employees know and understand HSBC’s criteria for when a client relationship or business should be evaluated as higher risk. As part of its continuing evaluation of risk, the HSBC Group monitors its activities relating to the countries subject to US economic sanctions programmes administered by the Office of Foreign Assets Control (‘OFAC’) as well as those subject to UN, UK and EU sanctions. HSBC Group policy requires that relevant Group offices should adhere to the letter and spirit of all applicable laws and regulations. HSBC’s business activities include banking services for nationals of, and clients domiciled in, some of the countries. The Group had a small representative office in Tehran, Iran which was closed in December 2010.

HSBC Bank USA entered into a Consent Cease & Desist Order with OCC, and HNAH entered into a Consent Cease & Desist Order with the Federal Reserve Board in the first week of October 2010. These Orders require improvement of our Compliance Risk Management Programme including anti-money laundering controls across the Group’s US businesses. Steps continue to be taken to address the requirements of these Orders and to ensure that compliance and effective policies and procedures are maintained.

The US State Department has designated certain countries (Cuba, Iran, Sudan and Syria) as state sponsors of terrorism, and US law generally prohibits US persons from doing business with such countries. HSBC is aware of initiatives by governmental entities and institutions in the US to adopt rules, regulations or policies prohibiting transactions with or investments in entities doing business with such countries. HSBC Group Policy requires all Group companies to comply to the extent applicable with US law and regulation, including the country and individual sanctions promulgated by OFAC sanctions. This means that not only must US subsidiaries and US nationals comply with OFAC regulations, but that HSBC subsidiaries outside the US which are not US persons must not participate in US Dollar business that would, if conducted by a US person, contravene the OFAC sanctions. The HSBC Group does not consider that its business activities with counterparties in, or directly relating to, these countries are material to its business, and such activities represented a very small part of total assets at 31 December 2011 and total revenues for the year ended 31 December 2011.